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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                             FINANCIAL INTRANET, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                     317604
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                                 (CUSIP Number)

                                  April 5, 2001
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



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                                      13G
CUSIP No. 317604
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE REARDEN TRUST
      58-6409375
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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 3    SEC USE ONLY


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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      ISLE OF MAN
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                               5     SOLE VOTING POWER

          NUMBER OF                  710,735 (See Note A)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   N/A
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     710,735 (See Note A)
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     N/A
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      710,735 (See Note A)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.71% (See Note A)
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12    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTION BEFORE FILLING OUT


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ITEM 1 (a)   NAME OF ISSUER

             FINANCIAL INTRANET, INC.

       (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  90 Grove Street, Suite 01
                  Ridgefield, CT  06877


ITEM 2 (a)   NAME OF PERSON FILING

             THE REARDEN TRUST

       (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  City Trust
                  3rd Floor, Murdoch House
                  South Quay
                  Douglas, Isle of Man  IM1 5AS

       (c)   CITIZENSHIP

             Isle of Man

       (d)   TITLE OF CLASS OF SECURITIES

             Common Stock, $.001 par value

       (e)   CUSIP NUMBER

                  317604


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ITEM    3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

       (a)   [ ] Broker or dealer registered under section 15 of the Act

       (b)   [ ] Bank as defined in section 3(a)(6) of the Act

       (c)   [ ] Insurance company as defined in section 3(a)(19) of the Act

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

       (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

       (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4 OWNERSHIP

       (a)   Amount beneficially owned:

             710,735    (See Note A)

       (b)   Percent of class:

             5.71% (see Note A)

       (c)   Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:

              710,735    (See Note A)

             (ii) Shared power to vote or to direct the vote: N/A

             (iii) Sole power to dispose or to direct the disposition of:

              710,735    (See Note A)

             (iv) Shared power to dispose or to direct the disposition of: N/A
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ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       N/A

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ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

       N/A

ITEM 10 CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 19, 2001
                                        ----------------------------------------
                                        (Date)


                                        /s/ Andrew Thomas, Trustee
                                        ----------------------------------------
                                        (Signature)



                                     NOTE A


          Pursuant to the terms of the Agreement and Plan of Reorganization dated March 21, 2001 among Technest.com, Inc. ("Technest"), Financial Intranet, Inc. ("Issuer"), and the Stockholders (the "Agreement"), shares of common stock of Technest, held by the Stockholders were exchanged for shares of the Issuer. The Reporting Entity received 710,735 shares of the Issuer's common stock, equating to approximately 5.71% of the Issuer's outstanding shares (after the issuance of all shares pursuant to the Agreement).

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.





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